UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-164823

LIFE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

5791 Van Allen Way

Carlsbad, California 92008

(760) 603-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.375% Senior Notes due 2013

4.40% Senior Notes due 2015

3.50% Senior Notes due 2016

6.00% Senior Notes due 2020

5.00% Senior Notes due 2021

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

Preferred Stock Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

3.375% Senior Notes due 2013	0
4.40% Senior Notes due 2015	61
3.50% Senior Notes due 2016	46
6.00% Senior Notes due 2020	68
5.00% Senior Notes due 2021	36

Pursuant to the requirements of the Securities Exchange Act of 1934, Life Technologies Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 4, 2014	LIFE TECHNOLOGIES CORPORATION

	By:	/s/ Seth H. Hoogasian
	Name:	Seth H. Hoogasian
	Title:	President and Secretary